Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	3 Months Ended March 31,	12 Months Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$347	$1,382	$1,304	$1,124	$825	$879
Less earnings of equity method investments	1	3	5	6	7	4
Distributed income from equity method investments		3	7	3	5	5
	346	1,382	1,306	1,121	823	880

Total fixed charges as below	119	568	609	559	554	558
Less:
Capitalized interest	18	59	58	24	9	6
Preferred security distributions of subsidiaries on a pre-tax basis	6	27	23	24	5	5
Interest expense related to discontinued operations		4	33	35	35	28
Total fixed charges included in Income from Continuing Operations Before Income Taxes	95	478	495	476	505	519

Total earnings	$441	$1,860	$1,801	$1,597	$1,328	$1,399

Fixed charges, as defined:
Interest on long-term debt	$98	$478	$522	$482	$465	$491
Interest on short-term debt and other interest	6	28	35	13	29	20
Amortization of debt discount, expense and premium - net	3	12	8	11	23	8
Estimated interest component of operating rentals	6	22	21	29	32	34
Preferred securities distributions of subsidiaries on a pre-tax basis	6	27	23	24	5	5
Fixed charges of majority-owned share of 50% or less-owned persons		1

Total fixed charges (a)	$119	$568	$609	$559	$554	$558

Ratio of earnings to fixed charges	3.7	3.3	3.0	2.9	2.4	2.5
Ratio of earnings to combined fixed charges and preferred stock dividends (b)	3.7	3.3	3.0	2.9	2.4	2.5

(a)	Interest on unrecognized tax benefits is not included in fixed charges.
(b)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.